Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198305

MOODY NATIONAL REIT II, INC.
SUPPLEMENT NO. 2 DATED MAY 11, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This document supplements, and should be read in conjunction with, our prospectus dated April 21, 2016, as amended by Supplement No. 1, dated April 21, 2016, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to revise the section of our prospectus entitled “Management Compensation Table,” which appears on pages 63 through 65 of our prospectus, specifically by adding certain disclosure that was inadvertently omitted from our prospectus regarding (1) the Financing Coordination Fees, Reimbursement of Acquisition Expenses and Asset Management Fees we pay to our Advisor and (2) the Hotel Management Fees we pay to Moody National Hospitality Management, LLC. Disclosure regarding these foregoing items was included in the management compensation table on pages 11 through 13 of our prospectus under the heading “Compensation to Our Advisor and Affiliates” in the section of our prospectus entitled “Prospectus Summary.”

An Update to Our Management Compensation Table

The section of our prospectus entitled “Management Compensation Table” is hereby deleted in its entirety and replaced with the following:

MANAGEMENT COMPENSATION TABLE

Although we have executive officers who manage our operations, we have no paid employees. Our advisor manages our day-to-day affairs and our portfolio of investments. The following table summarizes all of the compensation and fees, including reimbursement of expenses, to be paid by us to our advisor and its affiliates, including the dealer manager, in connection with our organization, this offering and our operations, assuming we sell the maximum of $1,000,000,000 in shares in the primary offering, we sell all shares in this offering at the highest possible sales commissions and dealer manager fees and there are no discounts in the price per share. No effect is given to any shares sold through our distribution reinvestment plan.

Compensation/ Reimbursement and Recipient(1)	Description and Method of Computation	Estimated Amount Maximum Offering
	Organizational and Offering Stage
Sales Commission(2)—Dealer Manager	7.0% of the gross offering proceeds from the sale of shares in the primary offering (all or a portion of which may be reallowed to participating broker-dealers). Our Dealer Manager Agreement allows a participating broker-dealer to elect to receive the re-allowed selling commission at the time of sale, or it can elect to have the selling commission paid on a trailing basis as agreed between the dealer manager and the participating dealer. In no event, however, will the selling commission paid or re-allowed exceed 7.0%.	$70,000,000

Dealer Manager Fee(2)—Dealer Manager	3.0% of the gross offering proceeds from the sale of shares in the primary offering, a portion of which may be reallowed to participating broker-dealers (excluding funds retained for the payment of wholesaling commissions, training and education costs and overhead expenses).	$30,000,000

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Compensation/ Reimbursement and Recipient(1)	Description and Method of Computation	Estimated Amount Maximum Offering
Organizational and Offering Expense Reimbursement—Advisor or its affiliates	Reimbursement for organizational and offering expenses incurred on our behalf, but only to the extent that such reimbursements do not exceed actual expenses incurred by the advisor and would not cause the cumulative sales commission, the dealer manager fee and other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds from the sale of shares in the primary offering as of the date of reimbursement. We estimate that organization and offering expenses (excluding sales commissions and dealer manager fees) will represent approximately 2.0% of gross proceeds from our primary offering, or approximately $20,000,000, if we raise the maximum offering amount.	$20,000,000

Operational Stage
Acquisition Fees(3)—Advisor or its affiliates	1.5% of (1) the cost of all investments we acquire (including our pro rata share of any indebtedness assumed or incurred in respect of the investment and exclusive of acquisition and financing coordination fees), (2) our allocable cost of investments acquired in a joint venture (including our pro rata share of the purchase price and our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees) or (3) the amount funded by us to acquire or originate a loan or other investment, including mortgage, mezzanine or bridge loans (including any third-party expenses related to such investment and exclusive of acquisition fees and financing coordination fees). Once the proceeds from the primary offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees shall not exceed 1.9% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.	$13,200,000 (assuming no leverage is used to purchase real estate assets). $52,800,000 (assuming a leverage ratio of 75%).

Financing Coordination Fees—Advisor	1.0% of the amount available under any loan or line of credit originated or assumed, directly or indirectly, in connection with the acquisition of properties or other permitted investments, which will be in addition to the acquisition fee paid to our advisor, and 0.75% of the amount available or outstanding under any refinanced loan or line of credit. Financing coordination fees are only payable if our advisor provides services in connection with the origination, assumption or refinancing of debt that we use to acquire properties or other permitted investments. Our advisor may pay some or all of the fees to third parties if it subcontracts to coordinate financing. No fee will be paid in connection with loan proceeds from any line of credit until such time as we have invested all net offering proceeds.	Actual amounts depend upon the amount of debt obtained and services provided, and, therefore, cannot be determined at this time.

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Compensation/ Reimbursement and Recipient(1)	Description and Method of Computation	Estimated Amount Maximum Offering
Reimbursement of Acquisition Expenses(3)—Advisor	Reimbursement of actual expenses related to the evaluation, selection and acquisition of real estate investments, regardless of whether we actually acquire the related assets. In no event will the total of all acquisition fees (including financing coordination fees) and acquisition expenses payable exceed 6.0% of the contract purchase price of all real estate investments acquired.	Actual amounts depend upon the actual asset values, timing of acquisition and leverage and, therefore, cannot be determined at this time.

Asset Management Fees—Advisor	A monthly amount equal to one-twelfth of 1.0% of the sum of the cost of all real estate investments we acquire.	Actual amounts depend upon the aggregate cost of our investments, and, therefore, cannot be determined at this time.

Hotel Management Fees—Moody National Hospitality Management, LLC	A monthly hotel management fee equal to 4.0% of the monthly gross receipts from the properties managed by our property manager. Our property manager may pay some or all of these fees to third parties for management services. In the event that our TRS lessee contracts directly with a non-affiliated third-party property manager, our TRS lessee will pay our property manager a market-based oversight fee. Our TRS lessee will reimburse the costs and expenses incurred by our property manager on its behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties. Our TRS lessee will not, however, reimburse our property manager for general overhead costs or personnel costs other than employees or subcontractors who are engaged in the on-site operation, management, maintenance or access control of our properties.	Actual amounts depend upon the gross revenue of the properties, and, therefore, cannot be determined at this time.

Annual Incentive Fees(7)—Moody National Hospitality Management, LLC

We, indirectly through our TRS lessee, also pay an annual incentive fee to our property manager. Such annual incentive fee is equal to 15.0% of the amount by which the operating profit from the properties managed by our property manager for such fiscal year (or partial fiscal year) exceeds 8.5% of the total investment of such properties. Our property manager may pay some or all of this annual fee to third-party property managers for management services.

For purposes of this fee, “total investment” means the sum of (1) the price paid to acquire a property, including closing costs, conversion costs, and transaction costs; (2) additional invested capital; and (3) any other costs paid in connection with the acquisition of the property, whether incurred pre- or post-acquisition.

The actual amount will depend on gross revenues of properties and the total investment in properties, as well as the NASAA REIT Guidelines 15% limitation, and, therefore, cannot be determined at this time.

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Compensation/ Reimbursement and Recipient(1)	Description and Method of Computation	Estimated Amount Maximum Offering
Operating Expenses(4)—Advisor	We reimburse our advisor for all expenses paid or incurred by our advisor in connection with the services provided to us, including our allocable share of the advisor’s overhead, such as rent, personnel costs, utilities and IT costs; provided, however, that we do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor or its affiliates receives acquisition, disposition or asset management fees or for the personnel costs our advisor pays with respect to persons who serve as our executive officers.	Actual amounts depend upon expenses paid or incurred and the NASAA REIT Guidelines 2%/25% limitation, and therefore, cannot be determined at this time.

Liquidity Stage
Disposition Fees(5)—Advisor or its affiliates	If our advisor provides a substantial amount of services in connection with the sale of a property or other investment, as determined by our independent directors, we may pay our advisor a disposition fee equal to the lesser of (1)(a) where a brokerage commission is also payable to a third party, one-half of the aggregate brokerage commission paid, including brokerage commissions payable to third parties, or (b) where no brokerage commission is payable to any third party, the competitive real estate commission or (2) 3.0% of the contract sales price of each property or other investment sold, provided, however, in no event may the aggregate of the disposition fees paid to our advisor and any real estate commissions paid to unaffiliated third parties exceed 6.0% of the contract sales price. With respect to a property held in a joint venture, the foregoing commission will be reduced to a percentage of such amount reflecting our economic interest in the joint venture.	Actual amounts depend upon the sales price of investments, and therefore cannot be determined at this time.

Special Limited Partnership Interests(6)(7)—Moody National LPOP II, LLC	The special limited partnership interest holder, was issued special limited partnership interests upon its initial investment of $1,000 in our operating partnership and in consideration of services to be provided by our advisor, and as the holder of special limited partnership interests will be entitled to receive distributions equal to 15.0% of our net cash flows, whether from continuing operations, the repayment of loans, the disposition of assets or otherwise, but only after our stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregated invested capital. In addition, the special limited partnership interest holder will be entitled to a separate payment if it redeems its special limited partnership interests. The special limited partnership interests may be redeemed upon: (1) the listing of our common stock on a national securities exchange; or (2) the occurrence of certain events that result in the termination or non-renewal of our advisory agreement, in each case for an amount that Moody LPOP II would have been entitled to receive, as described above, as if our operating partnership had disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption. If the event triggering the redemption is: (1) a listing of our shares on a national securities exchange, the enterprise valuation will be calculated based on the average share price of our shares for a specified period; or (2) an underwritten public offering, the enterprise value will be based on the valuation of the shares as determined by the initial public offering price in such offering. If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal or valuation of our assets.	Actual amounts depend upon future liquidity events, and therefore cannot be determined at this time.

(1)	Our advisor may elect, in its sole discretion, to have any of the fees payable to advisor paid in cash, in shares of our common stock, or a combination of both. For the purposes of the payment of such fees in shares of our common stock, prior to the termination of our offering stage, each such share will be valued at the then-current public offering price of shares of our common stock minus the maximum allowed selling commissions and dealer manager fee. At all other times, each share will be valued at a price equal to the most recently determined estimated value per share.

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(2)	The sales commissions and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisors or banks acting as trustees or fiduciaries, sales to our affiliates and sales under our distribution reinvestment plan. We may later elect to modify our commission structure, including adopting multiple share classes or trailing commissions, depending on changes in industry regulations and best practices. Any such modification, and subsequent offers and sales, will be subject to any applicable regulatory approvals.

(3)	Our charter limits our ability to pay acquisition fees if the total of all acquisition fees and expenses relating to the purchase would exceed 6.0% of the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property, or the amount of funds advanced with respect to a loan, or the amount actually paid or allocated in respect of the purchase of other assets, in each case exclusive of acquisition fees and acquisition expenses, which amount is referred to in our charter as the “costs of investments.” Acquisition expenses include expenses related to the acquisition of real estate assets including, but not limited to, legal fees and expenses, travel and communication expenses, cost of appraisals, nonrefundable option payments or property not acquired, accounting fees and expenses, title insurance and miscellaneous expenses related to the selection and acquisition of properties whether or not acquired. Acquisition expenses are generally paid to third parties and/or in addition to the acquisition fees paid to our advisor. Under our charter, a majority of our board of directors, including a majority of the independent directors, would have to approve any acquisition fees (or portion thereof) which would cause the total of all acquisition fees and expenses relating to a real estate asset acquisition to exceed 6.0% of the contract purchase price. We have assumed acquisition expenses will constitute 0.5% of net proceeds.

(4)	We reimburse our advisor for all expenses paid or incurred by our advisor in connection with the services provided to us. However, beginning with the fourth quarter after the first quarter in which we made our first investment, we will not reimburse our advisor for the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of (1) 2.0% of our average invested assets, or (2) 25% of our net income, unless the independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors, in which case such determination, together with an explanation of the factors considered in making such determination, will be disclosed to our stockholders within 60 days after the end of the quarter in which such excess occurred. Any such determination and the reasons supporting such determination will also be recorded in the minutes of the meetings of our board of directors. In the event that our independent directors do not determine that such excess expenses were justified, then our advisor will reimburse us at the end of the 12-month period during which the excess expenses were incurred for the amount by which those expenses exceeded the NASAA REIT Guidelines 2%/25% limitation. For purposes of these limits, (1) “average invested assets” means the average of the aggregate monthly book value of our assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, bad debts or other non-cash reserves, (2) “net income” is our total revenues less our total expenses excluding depreciation, reserves for bad debts or other similar non-cash reserves, and (3) “total operating expenses” means all expenses paid or incurred by us, as determined under generally accepted accounting principles in the United States, or GAAP, that are in any way related to our operation, including investment management fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of our common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of our assets; (f) acquisition fees and acquisition expenses (including expenses relating to potential acquisitions that we do not close); (g) real estate commissions on the resale of investments; and (h) other expenses connected with the acquisition, disposition, management and ownership of investments (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real property).

(5)	Although we are most likely to pay disposition fees to our advisor or one of its affiliates in our liquidity stage, these fees may also be earned during our operational stage. With respect to the disposition of investments in securities, the disposition fee may be paid to an affiliate of our advisor that is registered as a FINRA member broker-dealer if applicable FINRA rules would prohibit the payment of the disposition fee to a firm that is not a registered broker-dealer. To the extent the disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses” described in note 3 above.

(6)	To the extent the distributions to the special limited partnership interest holder are not paid from net sales proceeds, such amounts will count against the limit on “total operating expenses” described above in note 4. Upon the termination of our advisory agreement for “cause,” we will redeem the special limited partnership interests in exchange for a one-time cash payment of $1.00. Except for this potential payment and as described in “Management Compensation,” the special limited partnership interest holder shall not be entitled to receive any redemption or other payment from us or our operating partnership, including any participation in the monthly distributions we intend to make to our stockholders.

(7)	The total amount of incentive fees payable to our property manager and the distributions or redemption payments payable to the special limited partnership interest holder shall be “reasonable” (as determined pursuant to the NASAA REIT Guidelines) and shall be subject to the limitations and requirements set forth in our charter. To the extent necessary to comply with the 15% limitation set forth in the NASAA REIT Guidelines, we will reduce or withhold distributions or adjust the conversion ratio upon a redemption of the special limited partnership interests.

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